Filed pursuant to 424(b)(3)

Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 12 DATED NOVEMBER 25, 2014

TO THE PROSPECTUS DATED APRIL 28, 2014

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated April 28, 2014 (the “Prospectus”), as supplemented by Supplement No. 11, dated October 16, 2014. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments.”

A.	Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments”

The following subsection supersedes and replaces the subsection of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Corporate Line of Credit” on page 81 of the Prospectus.

On January 13, 2014, we, through the Operating Partnership, entered into a $100.0 million revolving credit facility agreement with JPMorgan Chase Bank, N.A., as Administrative Agent, Wells Fargo Bank, National Association, as Syndication Agent, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC as Joint Bookrunners and Co-Lead Arrangers, and Keybank National Association and Regions Bank as Co-Documentation Agents, all of whom we collectively refer to herein as the lenders. On November 21, 2014, we, through the Operating Partnership, amended and increased the amount of our existing credit facility by entering into a $250.0 million revolving credit facility agreement, which we refer to herein as the Credit Facility Agreement. The Credit Facility Agreement provides us with the ability from time to time to increase the size of the credit facility by an additional $250.0 million up to a total of $500.0 million subject to receipt of lender commitments and other conditions. The maturity date of the Credit Facility Agreement is January 13, 2017, and may be extended pursuant to two one-year extension options, subject to continuing compliance with the financial covenants and other customary conditions and the payment of an extension fee. At our election, borrowings under the Credit Facility Agreement will be charged interest based on LIBOR plus a margin ranging from 1.90% to 2.75%, or on an alternative base rate plus a margin of 0.90% to 1.75%, each depending on our consolidated leverage ratio. Borrowings under the Credit Facility Agreement are available for general corporate purposes including but not limited to the acquisition and operation of permitted investments. As of November 21, 2014, the amount outstanding was $77.0 million with an interest rate of LIBOR plus 2.06%.

Borrowings under the Credit Facility Agreement are guaranteed by us and certain of our subsidiaries. The Credit Facility Agreement requires the maintenance of certain financial covenants, including covenants concerning: (i) consolidated tangible net worth; (ii) consolidated fixed charge coverage ratio; (iii) consolidated leverage ratio; (iv) secured indebtedness; (v) secured recourse indebtedness; (vi) unencumbered interest coverage ratio; (vii) unencumbered asset pool leverage ratio; and (viii) unencumbered property pool criteria.

In addition, the Credit Facility Agreement contains customary affirmative and negative covenants, which, among other things, require us to deliver to the lenders specified quarterly and annual financial information, and limit us, subject to various exceptions and thresholds from: (i) creating liens (other than certain permitted liens) on the unencumbered asset pool; (ii) merging with other companies or changing ownership interest; (iii) selling all or substantially all of our assets or properties; (iv) transferring a material interest in the borrower; (v) entering into transactions with affiliates, except on an arms-length basis; (vi) making certain types of investments; and (vii) if in default under the Credit Facility Agreement, paying certain distributions or certain other payments to affiliates.

The Credit Facility Agreement permits voluntary prepayment of principal and accrued interest and contains various customary events of default, which are described therein. As is customary in such financings, if an event of default occurs under the Credit Facility Agreement, the lenders may accelerate the repayment of amounts outstanding under the Credit Facility Agreement and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.

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